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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

iVOW, INC.
(Name of Subject Company (Issuer))

iVOW, INC.
(Name of Filing Persons (Offeror))

WARRANTS TO PURCHASE COMMON STOCK
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Michael H. Owens, M.D.
President and Chief Executive Officer
iVOW, Inc.
11455 El Camino Real, Suite 140
San Diego, California 92130
(858) 703-2820
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Michael S. Kagnoff, Esq.
Heller Ehrman LLP
4350 La Jolla Village Drive, 7th Floor
San Diego, California 92122
(858) 450-8400

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$5,269,234	$564
(1)
Calculated solely for purposes of determining the filing fee and based upon the average of the high and low sales prices of the Registrant's common stock ($3.34 per share), as reported on The Nasdaq Capital Market, on April 19, 2006 and assuming that warrants to purchase 1,577,615 shares of common stock will be exchanged pursuant to this offer.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934 and Release No. 2005-163 Fee Rate Advisory #5 for Fiscal Year 2006, equals $0.000107 multiplied by the transaction value.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:

        Form or Registration No.:

        Form S-4:

        Filing party:

        Date filed:

  ☐
  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☐
  third party tender offer subject to Rule 14d-1.

  ☒
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

Item 1.    Summary Term Sheet.

        The information set forth under "Summary of Terms" in the Offer to Exchange, dated as of April 21, 2006, attached hereto as Exhibit (a)(1)(B) (the "Offer Circular"), is incorporated herein by reference.

Item 2.    Subject Company Information.

        (a)   iVOW, Inc., a Delaware corporation (the "Company"), is the issuer and subject company. The address and telephone number of iVOW's principal executive offices is 11455 El Camino Real, Suite 140, San Diego, California 92130, (858) 703-2820.

        (b)   As of April 7, 2006, 2,665,996 shares of Common Stock, par value $0.01 per share (the "Common Stock") were outstanding. The subject securities are outstanding warrants (collectively, the "Original Warrants") to purchase an aggregate of 1,577,615 shares of Common Stock, including:

  •
  12 warrants to purchase an aggregate of 21,950 shares of Common Stock at an exercise price of $19.70 per share, which were issued in a private placement financing that closed on February 9, 2004 (the "February 2004 Warrants").

  •
  47 warrants to purchase an aggregate of 354,532 shares of Common Stock, including 46 warrants with an exercise price of $9.50 per share issued to investors in the private placement that closed on May 26, 2004 and one warrant issued to the selling agent that participated in the private placement to purchase 27,272 shares at an exercise price of $9.50 per share and 54,545 shares at an exercise price of $10.20 per share (the "May 2004 Warrants").

  •
  59 warrants to purchase an aggregate of 1,032,935 shares of Common Stock at an exercise price of $3.00 per share, which were issued in connection with a private placement financing that closed on July 26, 2005 (the "July 2005 Warrants"). These numbers for the July 2005 Warrants include 12 July 2005 Warrants to purchase an aggregate of 41,666 shares of Common Stock that are not yet outstanding, but are issuable at any time upon exercise of 12 overlying warrants held by representatives of the Selling Agent that participated in the private placement financing. The overlying warrants (the "2005 Selling Agent Warrants") are exercisable for 41,666 units, with each unit consisting of one share of Common Stock and a July 2005 Warrant exercisable for one share of Common Stock. The terms of the July 2005 Warrants issuable upon exercise of the 2005 Selling Agent Warrants are identical to the other July 2005 Warrants issued to the investors in the private placement financing. The 2005 Selling Agent Warrants have an exercise price of $3.60 per unit. As described in the "Summary of Terms" in the Offer Circular, the holders of the 2005 Selling Agent Warrants must first exercise their respective 2005 Selling Agent Warrants in order to receive a July 2005 Warrant and, thereby, participate in the Offer to Exchange. Other than as described above, the 2005 Selling Agent Warrants are not part of the Offer to Exchange.

  •
  25 warrants to purchase an aggregate of 168,198 shares of Common Stock at an exercise price of $3.18 per share, which were issued in connection with a private placement financing that closed on February 22, 2006 (the "February 2006 Warrants"). These numbers for the February 2006 Warrants include 9 February 2006 Warrants to purchase an aggregate of 11,600 shares of Common Stock that are not yet outstanding, but are issuable at any time upon exercise of 9 overlying warrants held by representatives of the Selling Agent that participated in the private placement financing. The overlying warrants (the "2006 Selling Agent Warrants") are exercisable for 23,200 units, with each unit consisting of one share of Common Stock and a February 2006 Warrant exercisable for one-half of a share of Common Stock. The terms of the February 2006 Warrants issuable upon exercise of the 2006 Selling Agent Warrants are identical to the other February 2006 Warrants issued to the investors in the private placement financing. The 2006 Selling Agent Warrants have an exercise price of $3.18 per unit. As described in the "Summary of Terms" in the Offer Circular, the holders of the 2006 Selling Agent Warrants must first exercise their respective 2006 Selling Agent Warrants in order to receive a February 2006 Warrant and, thereby, participate in the Offer to Exchange. Other than as described above, the 2006 Selling Agent Warrants are not part of the Offer to Exchange.

        In addition, as of April 7, 2006, there were outstanding options to purchase up to 219,631 shares of Common Stock.

        (c)   The information set forth under Section 10 "Registration, Trading Market and Price Range of Common Stock" and Section 13 "Interests of Directors and Officers; Transactions and Arrangements Concerning Original Warrants and our Common Stock" under "Description of Offer" in the Offer Circular is incorporated herein by reference. No trading market exists for the Original Warrants that are the subject securities.

Item 3.    Identity and Background of Filing Person.

        The Company is also the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The Company's directors and executive officers as of April 21, 2006 are set forth below. The address for such persons is the Company's address set forth under Item 2(a) above.

Name	Title
Michael H. Owens, M.D.	President, Chief Executive Officer and Director
Richard M. Gomberg	Vice President of Finance, Chief Financial Officer and Secretary
John R. Lyon	Chairman of the Board
George B. DeHuff	Director
James D. Durham	Director
William J. Nydam	Director
Scott R. Pancoast	Director
C. Fred Toney	Director

Item 4.    Terms of the Transaction.

        (a)   The information set forth under "Description of Offer" in the Offer Circular is incorporated herein by reference.

        (b)   The information set forth in Section 13 "Interests of Directors and Officers; Transactions and Arrangements Concerning Original Warrants and Our Common Stock" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

Item 5.    Past Contracts, Transactions, Negotiations and Agreements.

        (e)   The information set forth in Section 13 "Interests of Directors and Officers; Transactions and Arrangements Concerning Original Warrants and Our Common Stock" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

Item 6.    Purposes of the Transaction and Plans or Proposals.

        (a)   The information set forth in Section 2 "Purpose of the Offer; Use of Proceeds" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

        (b)   The information set forth in Section 8 "Exercise of Exchange Warrants; New Termination Date; Issuance of Common Stock," Section 3 "Terms of Exchanged Warrants" and Section 14 "Status of Original Warrants Acquired Pursuant to the Offer" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

        (c)   The information set forth in Section 2 "Purpose of the Offer; Use of Proceeds" and Section 12 "Information Concerning iVOW, Inc." under "Description of Offer" in the Offer Circular is incorporated herein by reference.

Item 7.    Source and Amount of Funds or Other Consideration.

        (a)   The information set forth in Section 3 "Terms of Exchanged Warrants" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

        (b)   The information set forth in Section 7 "Conditions of the Offer" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

        (d)   Not applicable.

Item 8.    Interest in Securities of the Subject Company.

        (a)   The information set forth in Section 13 "Interests of Directors and Officers; Transactions and Arrangements Concerning Original Warrants and Our Common Stock" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

        (b)   The information set forth in Section 13 "Interests of Directors and Officers; Transactions and Arrangements Concerning Original Warrants and Our Common Stock" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

Item 9.    Persons/Assets, Retained, Employed, Compensated or Used.

        (a)   Not applicable.

Item 10.    Financial Statements.

        (a)   The information set forth in the Company's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 31, 2006, and the information in Section 19 "Additional Information" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

        (b)   The information set forth in Section 12 "Information Concerning iVOW, Inc." under "Description of Offer" in the Offer Circular is incorporated herein by reference.

Item 11.    Additional Information.

        (a)   The information set forth in Section 13 "Interests of Directors and Officers; Transactions and Arrangements Concerning Original Warrants and our Common Stock" and Section 15 "Legal Matters; Regulatory Approvals" under "Description of Offer" in the Offer Circular is incorporated herein by reference.

        (b)   Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(A)**	Letter to Holders of Original Warrants
(a)(1)(B)**	Offer to Exchange, dated as of April 21, 2006
(a)(1)(C)**	Form of Election to Participate
(a)(1)(D)**	Form of Notice of Withdrawal
(a)(1)(E)**	Form of Exchanged February 2004 Warrant
(a)(1)(F)**	Form of Exchanged May 2004 Selling Agent Warrant
(a)(1)(G)**	Form of Exchanged May 2004 Warrant
(a)(1)(H)**	Form of Exchanged July 2005 Warrant
(a)(1)(I)**	Form of Exchanged February 2006 Warrant
(a)(1)(J)**	Optional Notice of Exercise
(a)(4)(A)*	Registration Statement on Form S-3 (File No. 333-116940), initially filed June 29, 2004, as amended
(a)(4)(B)*	Registration Statement on Form S-3 (File No. 333-128216), initially filed September 9, 2005, as amended
(a)(4)(C)*	Registration Statement on Form S-3 (File No. 333-133082), filed April 7, 2006
(d)(1)+	Form of February 2004 Warrant
(d)(2)++	Form of May 2004 Warrant
(d)(3)+++	Form of July 2005 Warrant
(d)(4)+	Form of February 2006 Warrant
(d)(5)++	Form of February 2004 Warrant issued to selling agent
(d)(6)+++	Form of 2005 Selling Agent Warrant
(d)(7)+	Form of 2006 Selling Agent Warrant
(d)(8)+	Common Stock and Warrant Purchase Agreement, dated as of February 9, 2004
(d)(9)###	Registration Rights Agreement, dated as of February 9, 2004
(d)(10)++	Selling Agreement between the Company and Dawson James Securities, Inc., dated as of March 30, 2004
(d)(11)++	Form of Subscription Agreement for financing completed as of May 26, 2004
(d)(12)+++	Selling Agreement between the Company and Dawson James Securities, Inc., dated as of May 3, 2005
(d)(13)+++	Form of Subscription Agreement for financing completed as of July 26, 2005
(d)(14)++++	Selling Agreement between the Company and Dawson James Securities, Inc., dated as of February 22, 2006

(d)(15)+	Form of Subscription Agreement for private placement financing completed as of February 22, 2006
(d)(16)#	1995 Stock Option Plan
(d)(17)#	1997 Stock Option/Stock Issuance Plan
(d)(18)##	Amendment to 1997 Stock Option/Stock Issuance Plan
(d)(19)#	1997 Employee Stock Purchase Plan
(d)(20)##	Amendment to 1997 Employee Stock Purchase Plan

*
Incorporated by reference.

**
Filed herewith.

+
Incorporated by reference to our Form 10-KSB, filed March 31, 2006.

++
Incorporated by reference to our Form 8-K, filed May 28, 2004.

+++
Incorporated by reference to our Form 10-QSB, filed August 15, 2005, as amended.

++++
Incorporated by reference to our registration statement Form S-3, filed April 7, 2006.

#
Incorporated by reference to our registration statement on Form S-1, as amended, filed July 2, 1997.

##
Incorporated by reference to our definitive proxy statement on Schedule 14A, filed June 27, 2005.

###
Incorporated by reference to our registration statement on Form S-3, filed June 29, 2004.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iVOW, Inc.
By:	/s/Michael H. Owens
Name:	Michael H. Owens, M.D.
Title:	President and Chief Executive Officer
Date:	April 21, 2006

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  Item 1. Summary Term Sheet.
  Item 2. Subject Company Information.
  Item 3. Identity and Background of Filing Person.
  Item 4. Terms of the Transaction.
  Item 5. Past Contracts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 8. Interest in Securities of the Subject Company.
  Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
  Item 10. Financial Statements.
  Item 11. Additional Information.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURE